Supplementary Material for Financial Results for the 3 months ended June 30, 2006 (Unconsolidated)

                                                                                                                [Japan GAAP]
----------------------------------------------------------------------------------------------------------------------------
                                 FY 2003             FY 2004             FY 2005             FY 2006      FY 2007 Prospects
                           6 mos.   12 mos.    6 mos.   12 mos.    6 mos.   12 mos.    6 mos.   12 mos.    6 mos.   12 mos.
                           ended    ended      ended    ended      ended    ended      ended    ended      ended    ended
                          Sep. 30, March 31,  Sep. 30, March 31,  Sep. 30, March 31,  Sep. 30, March 31,  Sep. 30, March 31,
                            2002     2003       2003     2004       2004     2005       2005     2006       2006     2007
============================================================================================================================
Vehicle Production
(thousands of units)         1,676     3,513     1,682     3,558     1,802     3,749     1,798     3,863    2,000     4,100
----------------------------------------------------------------------------------------------------------------------------
Vehicle Sales
(thousands of units)         1,691     3,559     1,720     3,625     1,805     3,787     1,808     3,895    2,000     4,130
  --------------------------------------------------------------------------------------------------------------------------
  Japan                        800     1,724       830     1,765       838     1,805       806     1,769      820     1,780
  --------------------------------------------------------------------------------------------------------------------------
  Exports                      891     1,835       890     1,860       967     1,982     1,002     2,126    1,180     2,350
     -----------------------------------------------------------------------------------------------------------------------
        North America          414       841       398       811       412       864       470     1,053      660     1,270
     -----------------------------------------------------------------------------------------------------------------------
          Europe               182       392       198       419       197       420       167       352      140       350
     -----------------------------------------------------------------------------------------------------------------------
             Asia               80       165        71       151        82       151        66       122       60       120
     -----------------------------------------------------------------------------------------------------------------------
        Latin America           34        71        28        61        38        78        46        82       50        90
     -----------------------------------------------------------------------------------------------------------------------
           Oceania              71       137        78       158        89       164        85       160       90       170
     -----------------------------------------------------------------------------------------------------------------------
            Africa              30        56        28        65        45        93        51       106       60       120
     -----------------------------------------------------------------------------------------------------------------------
         Middle East            76       166        86       188        99       203       114       244      120       230
     -----------------------------------------------------------------------------------------------------------------------
            Others               4         7         3         7         5         9         3         7
----------------------------------------------------------------------------------------------------------------------------
Net Sales
(billions of yen)          4,204.7   8,739.3   4,302.1   8,963.7   4,459.7   9,218.3   4,664.0  10,191.8  5,200.0  11,000.0
  --------------------------------------------------------------------------------------------------------------------------
             Japan         1,607.3   3,438.4   1,667.5   3,593.1   1,723.0   3,654.9   1,671.7   3,679.8
  --------------------------------------------------------------------------------------------------------------------------
            Exports        2,597.4   5,300.8   2,634.5   5,370.5   2,736.7   5,563.4   2,992.2   6,511.9
----------------------------------------------------------------------------------------------------------------------------
Operating Income
(billions of yen)            471.3     861.3     459.1     833.7     392.3     701.3     297.6     847.9    370.0     880.0
  (Operating Income
  Ratio) (%)              (   11.2)(     9.9)(    10.7)(     9.3)(     8.8)(     7.6)(     6.4)(     8.3)(    7.1)(     8.0)
----------------------------------------------------------------------------------------------------------------------------
Ordinary Income
(billions of yen)            481.7     892.6     510.5     915.7     442.3     856.2     416.6   1,104.7    560.0   1,230.0
  (Ordinary Income
  Ratio) (%)              (   11.5)(    10.2)(    11.9)(    10.2)(     9.9)(     9.3)(     8.9)(    10.8)(   10.8)(    11.2)
----------------------------------------------------------------------------------------------------------------------------
Net Income
(billions of yen)            382.2     634.0     338.0     581.4     263.7     529.3     283.6     765.9    380.0     850.0
  (Net Income Ratio) (%)  (    9.1)(     7.3)(     7.9)(     6.5)(     5.9)(     5.7)(     6.1)(     7.5)(    7.3)(     7.7)
----------------------------------------------------------------------------------------------------------------------------
Shareholders Return
  --------------------------------------------------------------------------------------------------------------------------
  Dividend Payout
  (billions of yen)           56.8     125.8      67.9     151.2      82.0     212.7     113.8     292.1
     -----------------------------------------------------------------------------------------------------
     Dividend Per Share
     (yen)                      16        36        20        45        25        65        35        90
     -----------------------------------------------------------------------------------------------------
     Payout Ratio (%)         14.9      19.8      20.1      26.0      31.1      40.5      40.2      38.3
  --------------------------------------------------------------------------------------------------------
  Value of shares
  canceled
  (billions of yen)          143.0     143.0         -         -         -         -         -         -
  --------------------------------------------------------------------------------------------------------
  Shareholder Return (%)      52.3      42.4      20.1      26.0      31.1      40.5      40.2      38.3            (Note 6)
  --------------------------------------------------------------------------------------------------------
  Value of shares
  repurchased
  (billions of yen)          163.3     453.4     161.7     398.8     208.4     266.2      61.7     133.6
----------------------------------------------------------------------------------------------------------
Number of Outstanding
Shares (thousands)       3,609,997 3,609,997 3,609,997 3,609,997 3,609,997 3,609,997 3,609,997 3,609,997
----------------------------------------------------------------------------------------------------------
Number of Employees         66,874    65,551    66,099    65,346    64,408    64,237    65,994    65,798            (Note 2)
----------------------------------------------------------------------------------------------------------

     (Note 1) 2Q = 1st Half - 1Q , 2nd Half = FY - 1st Half , 4Q = 2nd Half - 3Q

     (Note 2) Part-time employees (i.e. seasonal workers) are counted in the figure, along with full-time employees.

     (Note 3) Figures for depreciation and capital expenditures do not include vehicles in operating lease.

     (Note 4) Excluding financial subsidiaries

     (Note 5) Calculation: Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)

     (Note 6) Calculation: (Dividend payout + Value of shares canceled) / Net income


--------------------------------------------------------------------------------
Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include:(i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;
(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and(vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.
--------------------------------------------------------------------------------